SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 3)
_______________________________

Enphase Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

29355A 107
(CUSIP Number)

Kenneth Mahaffey, Esq.
Executive Vice President and General Counsel
SunPower Corporation
51 Rio Robles
San Jose, California 95134

Copies to:

Timothy G. Hoxie, Esq.
Jones Day
555 California Street, 26th Floor
San Francisco, California 94104
(415) 875-5810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2020
(Date of Event which Requires Filing of this Statement)
_______________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons SunPower Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (1) 5,500,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (1) 5,500,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,500,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5% (2)
14	Type of Reporting Person CO

(1) Includes the 5,500,000 shares of Common Stock (as defined below) held by SunPower Corporation’s wholly-owned subsidiary SunPower Equity Holdings, LLC, which SunPower Corporation may be deemed to beneficially own.

(2) Based on 123,179,271 shares of common stock, par value $0.00001 per share (“Common Stock”) outstanding as of February 14, 2020 as reported by Enphase Energy, Inc. (the “Issuer”) in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2020.

1	Name of Reporting Persons SunPower Equity Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,500,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,500,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,500,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5% (1)
14	Type of Reporting Person CO

(1) Based on 123,179,271 shares of Common Stock outstanding as of February 14, 2020 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2020.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D filed by SunPower Corporation (“SunPower”, and together with SunPower Equity Holdings, LLC, the “Reporting Persons”) with respect to the Common Stock on August 20, 2018 (as amended and supplemented by Amendment No. 1 on Schedule 13D filing on July 31, 2019 and Amendment No. 2 on Schedule 13D filing on November 8, 2019, the “Original Schedule 13D”). Except as set forth below, all previous Items remain unchanged.
The purpose of this Amendment No. 3 is to report the purchase and sale of certain shares of the Issuer’s Common Stock by the Reporting Persons. As a result of such sales, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer. As such, the filing of this Amendment No. 3 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.
Item 5. Interest in Securities of the Issuer
Item 5 to the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned (2)
SunPower Corporation	0	5,500,000 (1)	5,500,000 (1)	4.5%
SunPower Equity Holdings, LLC	0	5,500,000	5,500,000	4.5%

(1) Includes the 5,500,000 shares of Common Stock held by SunPower Equity Holdings, LLC, which SunPower may be deemed to beneficially own.

(2) Based on 123,179,271 shares of Common Stock outstanding as of February 14, 2020 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2020.
(c) The Reporting Persons effected the following transactions during the past sixty (60) days:

•	On February 5, 2020, the Reporting Persons sold 200,000 shares of Common Stock at a weighted average share price of $36.98.

•	On February 6, 2020, the Reporting Persons sold 175,000 shares of Common Stock at a weighted average share price of $38.24.

•	On February 10, 2020, the Reporting Persons sold 80,000 shares of Common Stock at a weighted average share price of $38.33.

•	On February 11, 2020, the Reporting Persons sold 65,000 shares of Common Stock at a weighted average share price of $39.34.

•	On February 12, 2020, the Reporting Persons sold 10,000 shares of Common Stock at a weighted average share price of $41.30.

•	On February 13, 2020, the Reporting Persons sold 55,555 shares of Common Stock at a weighted average share price of $40.94 and purchased 10,000 shares of Common Stock at a price of $40.83 per share.

•	On February 19, 2020, the Reporting Persons sold 84,445 shares of Common Stock at a weighted average share price of $55.89.

•	On February 20, 2020, the Reporting Persons sold 27,750 shares of Common Stock at a weighted average share price of $58.23.

•	On February 21, 2020, the Reporting Persons sold 20,250 shares of Common Stock at a weighted average share price of $58.32.

•	On February 26, 2020, the Reporting Persons sold 82,000 shares of Common Stock at a weighted average share price of $52.37.

•	On February 28, 2020, the Reporting Persons sold 210,000 shares of Common Stock at a weighted average share price of $47.07.

(d) Not applicable.
(e) The Reporting Persons have ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock as of February 6, 2020.

SIGNATURES
After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: March 12, 2020
SUNPOWER CORPORATION

	By:	/s/ Manavendra S. Sial
Name: Manavendra S. Sial
Title: Executive Vice President and Chief Financial Officer

SUNPOWER EQUITY HOLDINGS, LLC By: SunPower Corporation, its sole member.

By:	/s/ Manavendra S. Sial
Name: Manavendra S. Sial
Title: Executive Vice President and Chief Financial Officer